UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

COMMISSION FILE NO. 1-12815

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO BRIDGE & IRON SAVINGS PLAN

c/o Chicago Bridge & Iron Company

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chicago Bridge & Iron Company N.V.

Oostduinlaan 75

2596 JJ The Hague

The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Chicago Bridge & Iron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Calvetti, Ferguson & Wagner, P.C.

Houston, Texas

June 19, 2013

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets
Cash	$3,862	$131,934
Investments, at fair value	638,259,791	551,821,779
Contribution receivable from employer	21,332,033	18,201,089
Notes receivable from participants	8,911,937	8,522,580

Total Assets	$668,507,623	$578,677,382

Liabilities
Accrued administrative expenses	—	6,150

Total Liabilities	$—	$6,150

Net assets available for benefits, at fair value	$668,507,623	$578,671,232

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,754,622)	(2,082,374)

Net assets available for benefits	$665,753,001	$576,588,858

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2012
Additions to net assets attributed to:
Net appreciation in value of investments	$58,832,501
Investment income	16,230,912
Contributions:
Employer	31,842,368
Participants	28,546,197
Rollovers	1,893,527

Total additions	137,345,505

Deductions to net assets attributed to:
Distributions to participants	48,008,192
Administrative expenses	173,170

Total deductions	48,181,362

Net increase	89,164,143
Net Assets Available for Benefits:
Beginning of year	576,588,858

End of year	$665,753,001

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.

Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary pre-tax salary deferrals, employee voluntary after-tax Roth contributions, Company 401(k) matching contributions and annual Company contributions. Company contributions are discretionary and participant eligibility can be constrained by union agreement, Company subsidiary or service.

•

Participant Contributions—Participants may contribute amounts on a pre-tax deferred basis or an after-tax Roth basis up to a maximum of 75% of eligible compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

•

Company Matching Contributions—The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For 2012, the Company elected to match the participants’ contributions up to 3% of eligible compensation, except where otherwise constrained.

•

Annual Company Contributions—The Company may elect, at its sole discretion, to contribute up to 12% of eligible compensation (including overtime and incentive compensation) for eligible participants (as defined below), subject to Company performance and the IRS limits on compensation deferrals. To be eligible to receive an annual Company contribution, a participant must: (i) have worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) be employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived). The annual Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution was made. For 2012, the annual Company contribution percentage for the Plan was 6% of eligible compensation and amounted to $21,159,365, net of forfeitures of approximately $795,039.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant and Company contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account (see “Vesting” section below).

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds, including certain mutual funds beyond the Trustee’s family of funds, (ii) a stock fund, which invests in the common stock of Chicago Bridge & Iron Company N.V. (“CB&I N.V.”), CB&I’s parent, and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, interfund transfers to the CB&I N.V. stock fund from other investment options are not permissible under the Plan.

Vesting—Participant contributions and all earnings on those contributions vest immediately. Company matching and annual contributions vest after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company contributions.

Notes Receivable from Participants—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years (with the exception of principal residence loans, which are repayable over a period not to exceed fifteen years). Repayments of principal and interest are credited to the funds in which the participant’s deferrals and Company contributions are invested.

Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service and financial hardship withdrawals. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of Company matching and annual contributions, are used to reduce future Company contributions to participant accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying Plan financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution; purchases and sales of securities are recorded on a trade-date basis; interest income is recorded on the accrual basis; and dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (see Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments valued using quoted market prices in active markets are classified within level 1 of the valuation hierarchy and investments valued using internally-developed models based upon readily observable market parameters (quoted market prices for similar assets and liabilities in active markets), are classified within level 2 of the valuation hierarchy. Investments valued using internally-developed models based upon significant unobservable market parameters would be classified within level 3 of the valuation hierarchy. The Plan did not have any level 3 classifications as of December 31, 2012 or 2011.

The following is a description of the methodologies used to value the Plan’s instruments at fair value:

•

Common Stock and Mutual Funds—The fair values are based on quoted market prices in active markets on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds—

•

Stable Value Common Trust Fund—The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract (income approach). The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes (cost approach). For assets other than investment and wrap contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date (market approach). Therefore, the fund’s fair value is classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value on the financial statements, which represents cost plus accrued income less redemptions.

•

Equity Index Trust Fund—The Net Asset Value (“NAV”), provided by the fund administrator, is classified within level 2 of the valuation hierarchy. Although the NAV’s unit price is quoted on a private market that is not active, the unit price is based on underlying investments which are traded on an active market (market approach).

New Accounting Standards—There are no recently issued accounting standards that the Company believes will have a material impact on the net assets of the Plan.

Subsequent Events—Subsequent events for the Plan were evaluated through June 19, 2013, the date these financial statements were issued.

3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 or 2011 (at fair value unless otherwise noted):

	December 31,
	2012	2011
T. Rowe Price Stable Value Common Trust Fund (at contract value) (1)	$64,075,374	$57,627,817
T. Rowe Price Blue Chip Growth Fund	62,657,278	52,347,609
T. Rowe Price Equity Income Fund	47,769,048	41,933,122
T. Rowe Price Summit Cash Reserves Fund	46,336,599	45,103,859
T. Rowe Price Balanced Fund	46,075,639	43,793,219
T. Rowe Price New Horizons Fund	39,640,407	36,713,786
T. Rowe Price Spectrum Income Fund	36,768,544	30,844,542
Chicago Bridge & Iron Company N.V. Common Stock	36,642,491	30,942,400

(1)	The fair value of this fully benefit-responsive investment totaled $66,829,996 and $59,710,191 at December 31, 2012 and 2011, respectively.

The following table presents net appreciation in the Plan’s investments during 2012, including gains and losses on investments bought, sold or held during the year:

Year Ended
December 31, 2012
Mutual funds	$48,186,896
Common stock	6,892,601
Common collective trust funds	3,753,004

Total	$58,832,501

Risks and Uncertainties—The Plan provides for investments in various securities, which are exposed to interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the financial statements.

4. FAIR VALUE MEASUREMENTS

The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2012 and 2011, respectively, by investment type and valuation hierarchy level:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Common Stock	$36,642,491	$—	$—	$36,642,491
Mutual Funds	507,936,804	—	—	507,936,804
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	66,829,996	—	66,829,996
Equity Index Trust Fund	—	26,850,500	—	26,850,500

Total Investments at Fair Value	$544,579,295	$93,680,496	$—	$638,259,791

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Common Stock	$30,942,400	$—	$—	$30,942,400
Mutual Funds	437,270,599	—	—	437,270,599
Common Collective Trust Funds:
Stable Value Common Trust Fund	—	59,710,191	—	59,710,191
Equity Index Trust Fund	—	23,898,589	—	23,898,589

Total Investments at Fair Value	$468,212,999	$83,608,780	$—	$551,821,779

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

As discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits; however, the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
	2012	2011
Net Assets Available for Benefits
Net assets available for benefits—financial statement	$665,753,001	$576,588,858
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,754,622	2,082,374

Net assets available for benefits—Form 5500	$668,507,623	$578,671,232

Year Ended December 31, 2012
Change in Net Assets Available for Benefits
Net increase in assets available for benefits—financial statement	$89,164,143
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	2,754,622
Prior year	(2,082,374)

Net increase in assets available for benefits—Form 5500	$89,836,391

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS

The Plan received a determination letter from the IRS dated February 13, 2009, stating the Plan is qualified under the applicable sections of the Internal Revenue Code (the “IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

8. PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the Trustee and, therefore, all transactions involving these investments qualify as party-in-interest transactions under the provisions of ERISA. The Plan also invests in shares of common stock of CB&I N.V. and all transactions involving shares of CB&I N.V. also qualify as party-in-interest transactions. Additionally, notes receivable from participants also qualify as party-in-interest transactions. All of these transactions are exempt from ERISA’s prohibited transactions rules.

9. SUBSEQUENT EVENTS

On July 30, 2012, CB&I entered into a definitive agreement to acquire The Shaw Group Inc. (“Shaw”) (the “Shaw Acquisition”) and on February 13, 2013, CB&I completed the Shaw Acquisition. At December 31, 2012, Shaw employees were not eligible to participate in the Plan.

Effective April 26, 2013, the Plan replaced some of its current investment options with alternative investment options and implemented a fixed-fee structure for administrative expenses. The new investment options provide similar investment objectives, with lower expense ratios, and include additional investment managers. The objectives of these changes are to (1) reduce investment redundancies, (2) further diversify investments and (3) decrease expenses associated with the Plan. These changes did not have an impact on the Plan’s financial statements for the period ended December 31, 2012.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(Employer Identification Number 06-1477022, Plan Number 001)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
		Mutual Funds:
*	T. Rowe Price	Blue Chip Growth Fund	$62,657,278
*	T. Rowe Price	Equity Income Fund	47,769,048
*	T. Rowe Price	Summit Cash Reserves Fund	46,336,599
*	T. Rowe Price	Balanced Fund	46,075,639
*	T. Rowe Price	New Horizons Fund	39,640,407
*	T. Rowe Price	Spectrum Income Fund	36,768,544
*	T. Rowe Price	Small Cap Value Fund	29,545,607
*	T. Rowe Price	Retirement 2020 Fund	22,538,530
*	T. Rowe Price	Capital Appreciation Fund	22,109,219
*	T. Rowe Price	Retirement 2015 Fund	20,329,070
*	T. Rowe Price	Spectrum Growth Fund	17,852,348
*	T. Rowe Price	Retirement 2025 Fund	16,302,280
*	T. Rowe Price	Retirement 2030 Fund	13,258,018
*	T. Rowe Price	Retirement 2035 Fund	9,792,202
*	T. Rowe Price	Retirement 2040 Fund	8,282,663
*	T. Rowe Price	Retirement 2010 Fund	7,761,803
*	T. Rowe Price	Retirement 2045 Fund	6,313,869
*	T. Rowe Price	Retirement 2050 Fund	6,048,801
*	T. Rowe Price	Trade Link Investments Account	2,291,122
*	T. Rowe Price	Retirement Income Fund	2,139,573
*	T. Rowe Price	Retirement 2055 Fund	1,895,928
*	T. Rowe Price	Retirement 2005 Fund	1,557,345
	American Funds	Europacific Growth Fund	32,369,757
	Vanguard	Bond Market Index	8,301,154

			$507,936,804
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Common Trust Fund	66,829,996
*	T. Rowe Price	Equity Index Trust Fund	26,850,500

			$93,680,496
*	Chicago Bridge & Iron Company N. V.	Common Stock	36,642,491

	Total Investments at Fair Value		$638,259,791
*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 10.5%	8,911,937

	Total Assets Held at End of Year		$647,171,728

*	Represents a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2013

CHICAGO BRIDGE & IRON SAVINGS PLAN

/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.